503/5/03

03012652

SECU[...]MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 MAIL PROCESSING WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 S. Figueroa Street, Suite 1275
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder & Jacobs Attn: Stephane Vachon
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd., Suite 490, Encino, CA 91436
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

JUDY N. BRUNO
Commission # 1359594
Notary Public - California
Los Angeles County
My Comm. Expires Jun 4, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2002

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

CONTENTS

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Kerlin Capital Group, LLC

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California limited liability company) as of December 31, 2002, and the related statements of operations, comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

January 15, 2003

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Kerlin Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Kerlin Capital Group, LLC (a California limited liability company) for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons;
- Recordation of differences required by rule 17a-13;
- Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	66,941
Accounts receivable, net of allowance for doubtful accounts of $0.		35,595
Employee loan		5,000
TOTAL CURRENT ASSETS		107,536
PROPERTY AND EQUIPMENT, at cost		
Computer equipment		60,754
Office furniture and equipment		137,799
Leasehold improvements		33,961
		232,514
Less accumulated depreciation and amortization		195,473
NET PROPERTY AND EQUIPMENT		37,041
OTHER ASSETS		
Deposits		10,151
Investments at market value, note 2		83,128
TOTAL OTHER ASSETS		93,279
TOTAL ASSETS	$	237,856

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	8,886
COMMITMENTS AND CONTINGENCIES, note 3		
MEMBERS' EQUITY		228,970
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	237,856

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE, note 4	
Advisory fees	$ 1,495,967
Retainer fees	316,000
Realized gain on sale of investments	13,109
Other	1,771
TOTAL REVENUE	1,826,847
EXPENSES	
Employee compensation and benefits	646,043
Communications	19,332
Occupancy	68,653
Interest and bank charges	472
Taxes	5,010
Other operating expenses	121,707
TOTAL OPERATING EXPENSES	861,217
NET INCOME	$ 965,630

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

NET INCOME	$	965,630
OTHER COMPREHENSIVE INCOME		
Unrealized gain on investments		58,551
Reclasification adjustment for realized gain included in net income		-
TOTAL OTHER COMPREHENSIVE INCOME		58,551
COMPREHENSIVE INCOME	$	1,024,181

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Unrealized gains on investments	Member's equity	Total
Balance at January 1, 2002	$ -	$ 139,682	$ 139,682
Net income	-	965,630	965,630
Other comprehensive income	58,551	-	58,551
Contributions from members	-	169,000	169,000
Distributions to members	-	(1,103,893)	(1,103,893)
Balance at December 31, 2002	$ 58,551	$ 170,419	$ 228,970

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 965,630
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	28,058
Gain on sale of investments	(13,109)
Changes in assets - (increase):	
Accounts receivable	(35,301)
Employee loan	(5,000)
Deposits	(5,723)
Changes in liabilities - increase:	
Accounts payable and accrued expenses	1,143
NET CASH PROVIDED BY OPERATING ACTIVITIES	935,698
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(9,166)
Proceeds from sale of investments	20,249
NET CASH PROVIDED BY INVESTING ACTIVITIES	11,083
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	169,000
Distributions to members	(1,103,893)
NET CASH USED IN FINANCING ACTIVITIES	(934,893)
NET INCREASE IN CASH	11,888
CASH, BEGINNING OF YEAR	55,053
CASH, END OF YEAR	$ 66,941
Supplementary disclosure:	
Income taxes paid in cash	$ 800

See independent auditors' report and notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the "Company") is a "mergers and acquisitions type" NASD broker/dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to five years, using accelerated methods.

Investments

The Company accounts for its investments in accordance with Statements of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments include marketable equity securities, which are classified as available for sale as defined by SFAS No. 115. Pursuant to SFAS No. 115, such investments are stated at market value and unrealized gains are reflected in the members' equity. Market value of marketable securities is based on bid prices published in financial newspapers. The specific identification cost method is used to calculate realized gains and losses.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

Revenue is recognized when earned and invoiced to the client.

Cash Flows

For the purposes of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment and the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

See independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company's financial instruments, including cash, accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. INVESTMENTS

At December 31, 2002, investments are comprised of the following:

	Cost	Market Value	Unrealized Gain
Common stock in Curative Health Services, Inc.	$ 24,577	$ 83,128	$ 58,551

During the year ended December 31, 2002, the Company received 6,219 shares of common stock in Curative Health Services, Inc. in consideration for advisory fees with a fair value of $31,717. Shares with a cost of $7,140 were sold for $20,249, generating a gain on sale of investments of $13,109.

3. COMMITMENTS AND CONTINGENCIES

Operating Leases

The following is a schedule, by years, of future minimum rental payments required under operating leases for office space and a car that have an initial and remaining noncancelable lease terms in excess of one year. The office space has an option to renew for an additional one year period after its expiration in August 2004.

2003	$ 58,753
2004	$ 39,169

Total rent expense for the year ended December 31, 2002, with respect to these leases was $73,133.

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company was required to maintain a net capital of not less than $5,000 at December 31, 2002. The net capital of the Company at December 31, 2002 amounted to $57,826.

4. MAJOR CLIENTS

During the year ended December 31, 2002, the Company generated approximately 90% of its revenue from two clients.

See independent auditors' report.

SUPPLEMENTARY SCHEDULE

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL	
Total stockholders' equity	$ 228,970
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	228,970
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income tax payable	-
Total capital and allowable subordinated borrowings	228,970
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	-
Exchange memberships	-
Furniture, equipment, and leasehold improvements, net	37,041
Other assets	133,874
	170,915
Additional charges for customers' and noncustomers' security accounts	-
Additional charges for customers' and noncustomers' commodity accounts	-
Aged fails-to-deliver	-
Aged short security differences	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities/proprietary capital charges	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	58,055
Haircuts on securities	
Contractual securities commitments	-
Securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposit, and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	(229)
Undue concentrations	-
Net Capital	$ 57,826

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2002

Aggregate indebtedness	$ -
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	-
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	8,886
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 8,886
Computation of basic net capital requirement	
Minimum net capital required:	
Company	5,000
Broker-dealer subsidiary	-
Total	$ 5,000
Excess net capital at 1,500 percent	$ 52,826
Excess net capital at 1,000 percent	$ 56,937
Ratio: Aggregate indebtedness to net capital	0.15 to 1

Reconciliation with Company's computation:

A reconciliation is not included as there was no material difference from the Company's computation.

See independent auditors' report and
notes to financial statements.